Exhibit 20.2

                        News Release

    FOR IMMEDIATE RELEASE              CONTACT: Thomas P. Scottino
    07/01/96                           (708) 378-7504
                                       Brian J. Jackman
                                       (708) 512-7801

    TELLABS ACQUIRES SONET PRODUCT LINE FROM TRANSYS NETWORKS INC.

    Broadened Tellabs' TITAN (a registered trademark of Tellabs Operations, Inc.) Transport and Access Portfolio Will Speed SONET Deployment

    Lisle, Ill. -- Telecommunications equipment manufacturer Tellabs announced today that it has reached an agreement with TRANSYS Networks Inc., a privately held developer based in Montreal, Canada, to acquire SONET technology that complements Tellabs' TITAN line of SONET-based digital cross-connect systems.

    Under the terms of the agreement, Tellabs acquired TRANSYS Networks' SONET product line for a purchase price of approximately $17 million.

    "The TRANSYS SONET product line complements the capabilities of our TITAN 5300 and SONET-based TITAN 5500 digital cross-connect systems," said Richard T. Taylor, vice president and general manager of the Tellabs Digital Systems Division. "This family of products will become an integral part of our interoperable ring architecture."

    "These new TITAN network elements address the needs of a broadened
    SONET market that requires TITAN capabilities in a smaller, more affordable configuration," Taylor added. "That's an enhancement to our portfolio that many customers are asking us to provide, and it positions us to more fully participate in the fast growing, multi-billion dollar market for SONET transport equipment."

    Tellabs expects to begin commercial trials and initial release of products based on the TRANSYS technology in the first half of 1997 with many feature enhancements to follow.

    "This acquisition is consistent with our strategy," said Tellabs Operations, Inc., President Brian J. Jackman. "We are very impressed with the next-generation technology developed by this innovative Canadian company."

    TRANSYS President Elie Karam and his SONET development team will join Tellabs. "We believe the synergy between the TRANSYS technology and Tellabs' industry-leading TITAN systems will result in a powerful broadband networking solution," Karam said.

    TRANSYS was founded in 1994, with the mission to design and develop innovative telecommunications infrastructure products. The company's efforts have been directed toward the development of SONET networking equipment.

    Tellabs designs, manufactures, markets and services voice, data, and video transport and network access systems. The company's products are used worldwide by the providers of communications services. Tellabs, Inc., stock is listed on the Nasdaq Stock Market (TLAB).